FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Cybin Inc. d/b/a Helus Pharma (the "Company")
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9

Item 2. Date of Material Change

June 24, 2026

Item 3. News Release

News releases with respect to the material change were disseminated by the Company on June 24 and June 25, 2026 through GlobeNewswire (collectively, the "News Releases").

Item 4. Summary of Material Change

On June 24, 2026, the Company announced an underwritten offering (the "Offering") of 10,309,280 common shares in the capital of the Company (the "Common Shares") at a price of US$4.85 per Common Share for aggregate gross proceeds of approximately US$50 million.

Cantor Fitzgerald & Co. and Barclays Capital Inc. acted as joint bookrunning managers for the Offering, and Bloom Burton Securities Inc. and Lucid Capital Markets acted as lead managers.

On June 25, 2026, the Company announced it had closed the Offering.

The Company intends to use the net proceeds from the Offering to progress the Company's HLP003 program for major depressive disorder, HLP004 for generalized anxiety disorder and HLP005 programs, and for working capital and general corporate purposes.

The Common Shares were offered in the United States and in certain other jurisdictions outside of Canada pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025 (the "Base Shelf Prospectus"). The Prospectus Supplement was filed with the securities commissions in all of the provinces and territories of Canada and with the United States Securities and Exchange Commission (the "SEC"), as part of a registration statement on Form F-10 (File No. 333-292294), which was declared effective by the SEC on December 19, 2025, under the United States Securities Act of 1933, as amended, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Item 5. Full Description of Material Change

See the full text of the News Releases attached hereto as Schedules "A" and "B".

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Further information regarding the matters described in this report may be obtained from Greg Cavers, Chief Financial Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601 x715.

Item 9. Date of Report

June 26, 2026.

Schedule "A"

HELUS PHARMATM ANNOUNCES US$50 MILLION UNDERWRITTEN OFFERING

NEW YORK & TORONTO - June 24, 2026 - Helus PharmaTM (Nasdaq: HELP) (Cboe CA: HELP) (the "Company" or "Helus Pharma"), a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists ("NSAs"), is pleased to announce the pricing of an underwritten offering of 10,309,280 common shares in the capital of the Company (the "Common Shares") at an offering price of US$4.85 per Common Share, for aggregate gross proceeds of US$50 million (the " Offering").

Cantor and Barclays are acting as joint bookrunning managers for the Offering. Bloom Burton Securities Inc. and Lucid Capital Markets are acting as lead managers for the Offering.

The Offering is expected to close on June 25, 2026 or such other date as may be mutually agreed by the Company and the underwriters. The Offering is subject to customary closing conditions, including approval of Cboe Canada Inc. ("Cboe Canada") and notification of the Offering to the Nasdaq Global Market (the "Nasdaq").

The Company intends to use the net proceeds from the Offering to progress the Company's HLP003 for major depressive disorder with Phase 3 APPROACH data expected in the fourth quarter of 2026, HLP004 for generalized anxiety disorder, and HLP005 programs, and for working capital and general corporate purposes.

The Company is offering the Common Shares only in the United States and in certain other jurisdictions outside of Canada, pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025 (the "Base Shelf Prospectus"). The Prospectus Supplement will be filed with the securities commissions in all of the provinces and territories of Canada and with the United States Securities and Exchange Commission (the "SEC"), as part of a registration statement on Form F-10 (File No. 333-292294) which was filed with the SEC, under the United States Securities Act of 1933, as amended, on December 19, 2025, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. Prior to forming an investment decision, prospective investors should read the Base Shelf Prospectus and the documents incorporated by reference therein, including any marketing materials, which will be available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov/edgar.

The Base Shelf Prospectus is, and the Prospectus Supplement will be accessible on SEDAR+ and on EDGAR. An electronic or paper copy of the Base Shelf Prospectus and the Prospectus Supplement, upon filing, and any amendments thereto, may be obtained, without charge, from any of the Representatives by contacting Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com, or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone at (888) 603-5847, or via e-mail at Barclaysprospectus@broadridge.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Helus Pharma

Helus PharmaTM, the commercial operating name of Cybin Inc., is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company's proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has a portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. Helus PharmaTM is a trademark of Helus Pharma Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements") and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "potential", "possible", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the satisfaction of customary closing conditions related to the proposed Offering, whether and when the Offering may close, the receipt of applicable regulatory approvals, including the approval of Cboe Canada and the notification of the Offering to the Nasdaq, the Company's intended use of proceeds, and the Company's ability to address the need for treatment options for people who suffer from depression, anxiety and other mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2025, and the Company's annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004, and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company's performance and operations.

Neither Cboe Canada nor the Nasdaq Global Market stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
matthew.beck@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@cybin.com - or - media@cybin.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562

Schedule "B"

HELUS PHARMATM ANNOUNCES CLOSING OF US$50 MILLION UNDERWRITTEN OFFERING

NEW YORK & TORONTO - June 25, 2026 - Helus PharmaTM (Nasdaq: HELP) (Cboe CA: HELP) (the "Company" or "Helus Pharma"), a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists ("NSAs"), is pleased to announce that it has closed its previously announced underwritten offering of 10,309,280 common shares in the capital of the Company (the "Common Shares") at an offering price of US$4.85 per Common Share for aggregate gross proceeds of US$50 million (the "Offering").

Cantor and Barclays acted as joint bookrunning managers for the Offering. Bloom Burton Securities Inc. and Lucid Capital Markets acted as lead managers for the Offering.

The Company intends to use the net proceeds from the Offering to progress the Company's HLP003 for major depressive disorder with Phase 3 APPROACH data expected in the fourth quarter of 2026, HLP004 for generalized anxiety disorder, and HLP005 programs, and for working capital and general corporate purposes.

The Company offered the Common Shares only in the United States and in certain other jurisdictions outside of Canada, pursuant to a prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025 (the "Base Shelf Prospectus"). The Prospectus Supplement was filed with the securities commissions in all of the provinces and territories of Canada and with the United States Securities and Exchange Commission (the "SEC"), as part of a registration statement on Form F-10 (File No. 333-292294) which was filed with the SEC, under the United States Securities Act of 1933, as amended, on December 19, 2025, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Base Shelf Prospectus, the Prospectus Supplement and the documents incorporated by reference therein, including any marketing materials, are available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov/edgar. An electronic or paper copy of the Base Shelf Prospectus and the Prospectus Supplement may be obtained, without charge, by contacting Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com, or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone at (888) 603-5847, or via e-mail at Barclaysprospectus@broadridge.com.

In consideration for their services, the Company paid to the underwriters a cash commission of US$3 million.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Helus Pharma

Helus PharmaTM, the commercial operating name of Cybin Inc., is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company's proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has a portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. Helus PharmaTM is a trademark of Helus Pharma Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements") and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "potential", "possible", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company's intended use of proceeds, and the Company's ability to address the need for treatment options for people who suffer from depression, anxiety and other mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2025, and the Company's annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004, and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company's performance and operations.

Neither Cboe Canada nor the Nasdaq Global Market stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
matthew.beck@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@cybin.com - or - media@cybin.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562